

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2011

Via E-mail
Denis Corin
President and Chief Financial Officer
Tapimmune, Inc.
2815 Eastlake Avenue East, Suite 300
Seattle, Washington 98102

> **Re: Tapimmune, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed April 18, 2011**
> **File No. 0-27239**

Dear Mr. Corin:

We have limited our review of your filing to the comments addressed in your May 18, 2011 response to our April 21, 2011 letter and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Notes to Consolidated Financial Statements

General

1. In any restatements of your financial as a result of the below comments, please consider the disclosure required by ASC 250-10-50-7regarding the correction of an error in previously issued financial statements.

Note 4: Derivative Warrant Liability and Fair Value, page 34

2. Based on your response to prior comment six it appears that the use of the Black-Scholes model approximates the binomial valuation model for the Series A warrants. Your response did not address if this value was consistent at each valuation date or if the value using a binominal model was consistent with Black-Scholes for the other derivative

liabilities. Please provide us with the value of the other derivative liabilities at each valuation date using a model other than Black-Sholes. Please revise your financial statements to use the binominal valuation model and disclose the fact that the binominal valuation model was used.

3. It appears from your response to prior comment seven that you have concluded that the embedded conversion option is not indexed to the Company's own stock and as a result the embedded conversion option would not be classified in stockholders' equity and must be recorded as a derivative liability on the balance sheet. It appears quarterly periods ending June 30, 2010 and September 30, 2010 should be restated to these record the derivative liabilities for the conversion option and for the warrants issued in May of 2010.

Note 8: Capital Stock

2009 Transactions, page 40

4. Your response to prior comment three did not provide compelling information to support your valuation of the stock issued in the debt settlement transactions. The quoted market price on the OTCBB represents the best available evidence of fair value. Please revise your financial statements to use the quoted market price for all shares issued in the debt settlement transactions, including the two million shares issued to the consultant in the debt settlement transaction where fair value was calculated using an inappropriate block discount.

5. Please provide us with an accounting analysis with reference to authoritative literature supporting your classification of the loss on debt settlement as a result of using the quoted market price for all shares issued for any portion of the loss not recorded to your statements of operations.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Don Abbott, Review Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant